UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month ended September 30, 2016

Commission File Number 0-28564
  __________________________________
QIAGEN N.V.
 __________________________________

Hulsterweg 82
5912 PL Venlo
The Netherlands
 __________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On September 8, 2016, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) published the proxy statement in connection with the synthetic share repurchase proposal discussed in the press release issued on August 14, 2016. The press release and proxy are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer
Date: September 15, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated August 14, 2016
99.2	Proxy Statement dated September 8, 2016

Table of Contents	Exhibit 99.1

QIAGEN announces plans to return approximately $250 million to shareholders via synthetic share repurchase proposal

Proposal would adjust capital structure through 4% reduction in number of shares outstanding and direct capital repayment to shareholders

Venlo, the Netherlands, August 14, 2016 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) today announced plans to return approximately $250 million to shareholders through a synthetic share repurchase proposal that combines a direct capital repayment with a reverse stock split.

These actions, which will lead to an adjustment in QIAGEN’s share capital, have been used previously by other large, multinational Dutch companies as an efficient way to provide returns to shareholders. The proposal, if adopted, is expected to be similar to QIAGEN repurchasing approximately $250 million of its own shares, but will enable the return of capital to all shareholders in a much faster and more efficient way than through a traditional open-market repurchase program.

QIAGEN intends to fund the capital repayment, which forms part of a commitment announced in July 2016 to return $300 million to shareholders by the end of 2017, from existing cash reserves and expects to maintain its current non-rated, investment-grade credit profile. The adjustment to QIAGEN’s capital structure will be proposed at an Extraordinary General Meeting of Shareholders (EGM), which is scheduled to take place in October 2016. The related series of transactions are expected to be completed in early January 2017, in part due to a Dutch legal requirement for a two-month creditor objection period after shareholder approval of the proposal. No Dutch dividend withholding tax is expected to be applicable.

“QIAGEN is at an inflection point in setting a new sales growth trajectory, and our commitment to increase returns to shareholders underscores our confidence in achieving our targets and creating greater value,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Against the backdrop of our stronger performance and improving cash flow, we are committed to creating a more efficient capital structure while maintaining a healthy balance sheet to increase returns and invest in profitable growth opportunities.”

The proposed adjustment to QIAGEN’s capital structure involves these three steps:

(1)
The par value of QIAGEN’s common shares (EUR 0.01 per share) will be increased through a transfer from the Share Premium Reserve (included in “Additional Paid-in Capital” on the Company’s balance sheet) to allow for the capital repayment to shareholders.

(2)
A reverse stock split will consolidate shares at a ratio equal to the market value of the total number of outstanding shares less the capital repayment amount, divided by the market value of the total number of outstanding shares.

(3)	The capital repayment will be paid out directly to shareholders (as of the record date), and the par value will be reduced to the original level of EUR 0.01 per share.

“Our proposal for a synthetic share repurchase relies on a well-known and proven structure utilized by many Dutch multinational companies. Based on precedent transactions in The Netherlands, we anticipate broad shareholder support for this approach, and also expect to return the balance of our commitment to return $300 million to shareholders through share repurchases via NASDAQ or the Frankfurt stock exchange during 2017. We will continue to have a solid investment-grade profile and retain a range of attractive debt financing options after completion of the synthetic share repurchase proposal,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V.
An invitation to the EGM, which will be held in Venlo, The Netherlands, will be issued that outlines proposed amendments to QIAGEN’s Articles of Association to increase the par value of the common shares; to execute the reverse stock split; and to decrease the par value of the common shares, including the capital repayment directly to shareholders as of the record date. Further information on this process will be available on the QIAGEN website (www.qiagen.com) at a later date.

Illustrative example for clarification purposes only – Capital adjustment process:

The explanation below is only for illustrative purposes. Final details will be determined by QIAGEN’s Management Board and will be announced at a later time. Final results will be subject to factors that may include, but are not limited to, fluctuations in the QIAGEN share price, currency exchange rates between the U.S. dollar (QIAGEN’s reporting currency) and the euro (currency used for par value per share) and the rounding of fractional shares after consolidation.

•	A stockholder holds 25 QIAGEN shares at price of $26.00 per share (total value of $650.00) on the effective date.

•
The reverse stock split is implemented at a consolidation ratio of 24 new shares for every 25 current shares. All other factors being equal, the value remains at $650.00 due to an implied share price of $27.0833 for each of the 24 new shares (the same QIAGEN equity value prior to reverse stock split divided by reduced number of shares).

•
As a result of the reverse stock split, the total number of shares outstanding (excluding treasury shares) is reduced by 4% to about 225 million from about 234 million. This reduction is equal to the number of shares that would have been repurchased in an approximately $250 million program completed on stock exchanges at an average price of $26.00 per share.

•
The capital repayment is implemented through a payment of $1.0833 per outstanding share after the reverse split (approximately 225 million shares). The stockholder receives $26.00 based on a payment of $1.0833 for each of the 24 new shares. All other factors being equal, the capital repayment lowers QIAGEN’s equity, and this would imply a share price of $26.00 (reduced QIAGEN equity after capital repayment, divided by the lower number of shares after the reverse stock split). The stake remains valued at $650.00, and comprised of $26.00 from the capital repayment and 24 new shares valued at $624.00 ($26.00 x 24 new shares).

•	As a result of the capital repayment, and other procedural steps, the par value returns to the original level of EUR 0.01 per share.

Illustrative example for clarification purposes only – Key steps and timeline:

Actual timeline and details on all key steps will be included in EGM invitation.

Late August 2016	Invitation issued for Extraordinary General Meeting of Shareholders and proposal to approve amendments to Articles of Association.

At least 42 days for convocation of the EGM (per Dutch law).

Late October 2016	EGM held to seek approval for amendments to Articles of Association required to enable synthetic share repurchase.

Two-month creditor opposition period (required under Dutch law).

Early January 2017
Announcement of details and dates to complete transactions (including public communication of final capital repayment amount, conversion ratio and record date after completion of two-month creditor opposition period). Par value of QIAGEN share returns to EUR 0.01.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of June 30, 2016, QIAGEN employed approximately 4,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's capitalization, the value of its shares, the amount and timing of any payment to its shareholders, the timing and effects of the proposed synthetic share repurchase and other share repurchase programs, and its corporate objectives are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, QIAGEN’s receipt of stockholder approval for the synthetic share repurchase, market conditions, including currency exchange rate fluctuations, global financial instability, industry conditions, the timing of the transactions, the price of its common shares, its ability to complete the transaction and its ability to repurchase its shares in the open-market, its investment profile and its ability to attract future financing. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com

Table of Contents	Exhibit 99.2

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, October 26, 2016 at 9:00 a.m., local time, at Hulsterweg 82, 5912 PL Venlo, The Netherlands.
The purpose of this Extraordinary General Meeting of Shareholders is to vote on a capital repayment of approximately USD 250 million to the Company's shareholders. This capital repayment will be achieved in a tax-efficient manner through an adjustment to the Company’s capital structure, resulting in a so-called synthetic share repurchase. It is our pleasure to provide you with information on the proposed synthetic share repurchase. We have attached a Notice of Extraordinary General Meeting, including the Agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the Extraordinary General Meeting. The Explanatory Notes provide detailed information on the proposed agenda items.
We hope that you will be able to attend the Extraordinary General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be received no later than 5 p.m. (New York time) on October 19, 2016 in order for you to attend the meeting.
Whether you plan to attend the Extraordinary General Meeting or not, it is important that your shares are represented at the meeting. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than 5:00 p.m. (New York time) on October 21 2016 for your vote to count. This will ensure your proper representation at the Extraordinary General Meeting. If you attend the Extraordinary General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.
Sincerely,
/s/ Peer M. Schatz
PEER M. SCHATZ
Managing Director
Venlo, The Netherlands
September 8, 2016
YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.
_______________________
NOTICE AND AGENDA OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 26, 2016
_______________________
To The Shareholders:
Notice is hereby given that an Extraordinary General Meeting of Shareholders (“EGM”) of QIAGEN N.V. (the “Company”), a public limited liability company organised and existing under the laws of The Netherlands, will be held on Wednesday, October 26, 2016 at 9:00 a.m., local time, at Hulsterweg 82, 5912 PL Venlo, The Netherlands.
The Agenda of the EGM of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, is as follows:

1.	Opening.

2.	Capital Repayment by means of a synthetic share repurchase (voting item):

a.
Proposal to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part I) to, amongst other things, increase the par value per common share in the share capital of the Company (each a "Share" and all issued shares in the share capital of the Company "Shares") by an amount to be determined by the Managing Board of the Company;

b.
Proposal to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part II) to, amongst other things, consolidate the Shares at a consolidation ratio to be determined by the Managing Board (the reverse stock split);

c.
Proposal to amend the Articles of Association of the Company in accordance with the draft deed of amendment to the Articles of Association (Part III) to decrease the par value per Share to an amount of EUR 0.01 and to repay approximately USD 250 million to the shareholders; and

d.
Proposal to authorise each member of the Managing Board of the Company and each lawyer and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Articles of Association (Part I, II and III).

3.	Closing.

The complete text of the proposed amendments to the Articles of Association, can be obtained free of charge by shareholders and other persons entitled to attend the EGM at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the EGM. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/.

The close of business (New York time) on September, 28, 2016 is the record date for the determination of the record holders of Shares entitled to participate in and vote at the EGM or by proxy.

All shareholders are cordially invited to attend the EGM. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the EGM.
Whether you plan to attend the EGM or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience. Completed proxy cards may also be submitted via email to admin2@amstock.com.
By Order of the Managing Board

/s/ Peer M. Schatz
PEER M. SCHATZ
Managing Director

September 8, 2016
Venlo, The Netherlands

QIAGEN N.V.
_______________________
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
EXPLANATORY NOTES TO AGENDA
_______________________

I.	GENERAL
The enclosed proxy card and the accompanying Notice of the Extraordinary General Meeting of Shareholders (“EGM”) and the Agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the EGM of the Company to be held on October 26, 2016 at 9 a.m., local time, at Hulsterweg 82, 5912 PL Venlo, The Netherlands. These proxy solicitation materials will be mailed on or about September 29, 2016 to all shareholders of record as of September 28, 2016, the record date for the EGM.
Under the Articles of Association of the Company the complete text of the proposed amendments to the Articles of Association can be obtained free of charge by shareholders and other persons entitled to attend the EGM at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the EGM. Copies are also available electronically at the Investor Relations section of our website: www.qiagen.com/about-us/investors/.
Completed proxy cards may also be submitted via email to admin2@amstock.com.
The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of common shares in the issued share capital of the Company ("Shares") for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex, electronic mail and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.
The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.	VOTING AND SOLICITATION
In order to attend, address and vote at the EGM, or vote by proxy, the record holders of Shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of the EGM. Close of business (New York time) on September 28, 2016 is the record date for the determination of the record holders of Shares entitled to participate in and vote at the EGM or by proxy.
As of September 2, 2016, there were 239,707,359 Shares outstanding (including 5,613,335 shares without voting rights held in treasury by the Company). Shareholders are entitled to one vote for each Share held. The proposals presented to the shareholders at the EGM as one voting item shall be validly adopted if adopted by a simple majority of the votes cast at the EGM, unless less than fifty percent of the issued Share capital is present or represented at the EGM, in which case two-thirds of the votes cast will be required to adopt the proposals.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the EGM, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the EGM will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the EGM and not revoked at or prior to the EGM, will be voted at the EGM.

III. EXPLANATORY NOTES TO THE AGENDA
AGENDA ITEM 2: CAPITAL REPAYMENT BY MEANS OF A SYNTHETIC SHARE REPURCHASE (VOTING ITEM)
General introduction and key principles
It is proposed to adjust the capital structure of the Company in order to repay approximately USD 250 million to the Company's shareholders via a synthetic share repurchase.
The key consequences of this synthetic share repurchase will be as follows:

(i)	an aggregate amount of approximately USD 250 million will be repaid to the holders of Shares; and

(ii)	the number of outstanding Shares will be decreased by the number of Shares that could, theoretically have been repurchased by the Company for the amount that will be repaid to the holders of Shares.

This synthetic share repurchase will take place in three steps that involve three amendments to the Articles of Association:

(i)
first, the par value per Share will be increased by an amount to be determined by the Managing Board of the Company after the EGM, which amount will at least be equal to the amount per Share that will be repaid to the Company’s shareholders pursuant to step (iii) below;

(ii)
second, the Shares will be consolidated on the basis of a ratio to be determined by the Managing Board after the EGM, which share consolidation will decrease the number of issued Shares by a number equal to the number of Shares in the Company that could, theoretically, have been repurchased by the Company for an amount of approximately USD 250 million; and

(iii)
third, the par value per Share will be decreased to EUR 0.01 (the current par value of the Shares), and (part of) the amount whereby the par value is decreased, (that part) being approximately USD 250 million in aggregate, will be repaid to the holders of Shares.

All proposed amendments to the Company’s Articles of Association under agenda item (2) are necessary to achieve the synthetic share repurchase and are deemed to be undividable and inseparable and are therefore put to a vote as one voting item.
Procedure of the synthetic share repurchase
First amendment of the Articles of Association - increase of par value
To make it possible to pay approximately USD 250 million to the holders of Shares as a repayment of share capital, the par value of the Shares must first be increased. The par value of each Share is currently EUR 0.01 and will be increased by an amount per Share at least equal to the amount that will be repaid to holders of Shares and that in addition allows for a share consolidation in accordance with the consolidation ratio that will be determined by the Managing Board using the formula set out below. This formula takes into account the difference between the market value of the Shares and the repayment of approximately USD 250 million.

This increase of the par value of the Shares will be achieved through an amendment to the Articles of Association, which amendment is proposed under agenda item 2.a. The increase in par value will be charged to the share premium reserve attached to the Shares of the Company.
Second amendment of the Articles of Association - reverse stock split
Secondly, it is proposed to consolidate the number of outstanding Shares into the number of Shares resulting from the application of the consolidation ratio, which will be determined on the basis of the formula below. This consolidation of Shares, or reverse stock split, will be implemented by means of a second amendment of the Articles of Association, which amendment is proposed under agenda item 2.b.
Under Dutch law the par value per Share must be a multiple of one eurocent, therefore the aggregate par value of the Shares after the increase pursuant to the first amendment of the Article of Association will be such that the aggregate par value amount divided by the number of Shares resulting after the consolidation is a multiple of one eurocent. For that reason the amount of the increase may be higher than the amount that will be repaid. That additional amount will subsequently be re-added to the share premium reserves of the Company (see the next step).
Third amendment of the Articles of Association - decrease par value and repayment of share capital
Finally, it is proposed to decrease the par value of each (consolidated) Share back to EUR 0.01. Approximately USD 250 million will be repaid to the holders of the Shares and if the amount of the decrease to par value exceeds the amount that will be repaid pursuant to agenda item 2.a, the difference will be re-added to the share premium reserve. This requires a third amendment of the Articles of Association, which is proposed under agenda item 2.c.
Formulas - Consolidation ratio
The consolidation ratio will determine:

(i)	the number of Shares resulting from the share consolidation

(ii)	the new par value of the Shares after the first and second amendment of the Articles of Association; and

(iii)	the amount to be paid per Share to shareholders post consolidation.

Consolidation ratio
The consolidation ratio will be calculated as follows:

A - B	=	Y
A

A =	the market value of the outstanding Shares on a date and time [and exchange] to be determined by the Managing Board.

B =	the total amount of the repayment of capital to holders of Shares (approximately USD 250 million).
Y =     the consolidation ratio.
This consolidation ratio shall be determined by the Managing Board within the range of 10/11 up to and including 49/50.
Par value increase
The par value of the Shares after the first amendment of the Articles of Association will depend on the consolidation ratio. The par value of the Shares will be increased to a level that ensures that the aggregate par value of the Shares will be dividable by the total number of Shares after the reverse stock split, as explained above. The par value of each Share will be in the range of EUR 0.40 up to and including EUR 1.96.
For example, a consolidation ratio of 25 pre-split Shares to 24 post-split Shares requires an increase to the par value of each pre-split Share of EUR 0.96, a consolidation ratio of 33 pre-split Shares to 32 post-split Shares to EUR 1.28.

Par value of the Shares after the reverse stock split
The new par value of the Shares as a result of the reverse stock split will be determined as follows:

X	=	Z
Y
X =     the par value of Shares before the reverse stock split (consolidation) of the Shares.
Y =    the consolidation ratio.
Z =     the par value of Shares after consolidation.
For example, a consolidation ratio of 25 pre-split Shares to 24 post-split Shares leads to a new par value of each Share of EUR 1.00, a consolidation ratio of 33 pre-split Shares to 32 post-split Shares to EUR 1.32.
Repayment of capital per Share
Since the repayment per Share will take place after the reverse stock split, the amount repaid per Share will depend on the applicable consolidation ratio.

B/D	=	E
Y

B =	the aggregate amount of the repayment of capital to the holders of the Shares (approximately USD 250 million).
D =     the total number of outstanding Shares before the reverse stock split.
Y =     the consolidation ratio.
E =     the total amount of repayment of capital per Share after the reverse stock split.

The calculations below provide a further illustration of the procedure. The actual values will be determined by the Managing Board, on the basis of the formula described above.

Total number of issued and outstanding Shares:	234 million

Euro equivalent of the presumed market price per Share:	EUR 21.25

Total market value of Shares:	EUR 4.97 billion

Par value per Share:	EUR 0.01
The total capital repayment to the holders of Shares will be approximately USD 250 million (equivalent in EUR is approximately EUR 200 million at an illustrative USD exchange rate of 1.25 USD per EUR) or approximately EUR 0.85 per issued and outstanding Share. This amounts to approximately 4% of the total market value of the outstanding Shares. Therefore, the total number of outstanding Shares will be decreased by approximately 4 % by means of the reverse stock split to ensure that the total market value of the Shares will not decrease. Or, in other words, approximately 4% of the Shares could theoretically have been repurchased by the Company, if the amount of approximately USD 250 million was used for a share repurchase against a price per Share of EUR 21.25 or (26.56 USD at the illustrative foreign exchange rate).

As can be seen in the formula below, this reduction can be achieved by using a consolidation ratio of 25 pre-split Shares to 24 post-split Shares.

Consolidation ratio

A (EUR 4.97 billion) - B (EUR 200 million)	≈	Y (24/25)
A (EUR 4.97 billion)
Par value following the increase
The aggregate par value of the Shares will not change as a result of the reverse stock split. If a consolidation ratio of 25 pre-split Shares per 24 post-split Shares (24/25) is used, the par value of the Shares should first be increased to EUR 0.96, being the amount that is (i) at least equal to the amount of the capital repayment and (ii) allows for a share consolidation in accordance with a 25 pre-split Shares to 24 post-split Shares ratio. The amount of this increase will be charged to the share premium reserve attached to the Shares.

X (EUR 0.96)	=	Z (EUR 1.00)
Y (24/25)
Par value following the reverse stock split
As a consequence of the reverse stock split, in accordance with a consolidation ratio of 25 pre-split Shares into 24 post-split Shares, the par value of a Share will be increased to EUR 1.00. A shareholder, who prior to the reverse stock split held 25 Shares with a par value of EUR 0.96 each, will hold 24 Shares with a par value of EUR 1.00 each after the reverse stock split. The total par value of this shareholder's aggregate number of Shares will remain EUR 24.00.
Finally, the par value of the Shares will be decreased to EUR 0.01 per Share. This means that, in this example, the par value of every Share will be decreased by EUR 0.99. As explained above, part will be paid out to the holders of Shares in USD to a total of approximately USD 250 million, while the remainder of the amount will again be added to the share premium reserve.
It will therefore have to be determined what the total amount of repayment per Share after the reverse stock split will be. The repayment per Share will be calculated using the following formula:
Repayment of capital per Share

B (≈ EUR 200 million) / D (234 million outstanding Common Shares)	=	E ( ≈ EUR 0.90)
Y (24/25)
This amount per Share will be rounded in (whole) eurocents. In this example the equivalent in USD of an amount of EUR 0.90 per Share will be repaid to the holders of Shares (equaling a repayment of EUR 0.86 per Share before the reverse stock split) and EUR 0.09 per Share will be added to the share premium reserve.
Expected timeline and implementation process
It is proposed that the synthetic share repurchase be effected at the beginning of the year 2017. The relevant Ex Distribution Date, Record Date and Payment Date will be communicated to shareholders by the Managing Board.
Shareholders' interests
Beneficial Shareholders
For persons holding their Shares through Depository Trust Company, subject to contractual arrangements, the shareholding of beneficial shareholders will be rounded down. As a result, shareholders entitled to fractional Shares in accordance with the consolidation ratio will receive cash from their relevant bank or intermediary.
Registered Shareholders

Shareholdings registered in the Company's shareholders register will be consolidated and converted into Shares with the new par value in accordance with consolidation ratio based on the formula described above. Any registered holding of Shares in the Company which would result in fractional Shares following the application of the consolidation ratio will entitle the holder of those Shares to a fractional dividend but will not entitle the holder to voting rights with respect to such fractional shares. American Stock Transfer and Trust Company, the Company’s transfer agent, will send a letter of transmittal to each such shareholder that possibly will hold fractional Shares as a result of the share consolidation providing further details about how to dispose of those fractional Shares.
Tax consequences
The amount to be repaid to a holder of Shares in connection with the synthetic share repurchase will not be subject to Dutch dividend withholding tax. Shareholders are encouraged to consult their own tax advisor as to the particular tax consequences in light of their specific circumstances.
Further explanation to the proposed resolutions under items 2.a. through 2.d. of the Agenda
The three steps by which the synthetic share repurchase will be effected are summarised below and each step will be implemented by a separate deed of Amendment of Articles of Association. A further explanation to the proposed changes is also included in the triptych (a comparison with the present Articles of Association) attached as Appendix IV.

2.a. Amendment of the Articles of Association of the Company (Part I) to increase the par value per Share
It is proposed to the EGM to amend the Articles of Association in accordance with the draft attached as Appendix I, to, amongst other things, increase the par value of each Share from EUR 0.01 to a value that will follow from the consolidation ratio and as will be determined by the Managing Board by determining the market value of all the Shares on a date determined by the Managing Board. The new par value of the Shares will be in the range from EUR 0.40 up to and including EUR 1.96. The increase in par value will be paid up from the share premium reserve.
2.b. Amendment of the Articles of Association of the Company (Part II) (to execute the reverse stock split)
It is proposed to the EGM to amend the Articles of Association in accordance with the draft attached as Appendix II, to consolidate the Shares, having a par value determined in the amendment of the Articles of Association under item 2.a, which will be in the range from EUR 0.40 up to and including EUR 1.96, to an amount of Shares with a par value in the range of EUR 0.44 up to and including EUR 2.00, calculated on the basis of the formulas as set out above, which will be determined by the Managing Board.
It is further proposed to delete the references to share certificates. A further explanation to this proposed amendment is included in Appendix IV.
2.c. Amendment of the Articles of Association (Part III) to decrease the par value of the Shares including a reduction of capital
It is proposed to the EGM to amend the Articles of Association in accordance with the draft attached as Appendix III, to decrease the par value of each Share from the amount it was raised to in connection with the reverse stock split proposed in item 2.b back to EUR 0.01, resulting in a capital repayment to the Company’s shareholders, to be determined by the Managing Board on the basis of the formulas set out above, to the holders of Shares of approximately USD 250 million, provided that the repayment will not be less than USD 200 million and not more than (the USD equivalent of) EUR 350 million. The difference between the par value of the Shares before the reduction in Euros and the repayment of capital of USD will be re-added to the share premium reserve.

2.d. Authorisation

It is proposed to the EGM to authorise each member of the Managing Board Member of the Company and each lawyer and paralegal working at De Brauw Blackstone Westbroek N.V. to have the three deeds of amendment of the Articles of Association as referred to under agenda item 2.a., 2.b. and 2.c executed.
A complete text of the proposed amendments to the Articles of Association, a triptych (a comparison with the present Articles of Association) and the explanatory notes thereto are available at the offices of the Company at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company, LLC at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the EGM.
One voting item
The proposals under 2.a. through 2.d. will be put to a vote as one voting item. While the Managing Board reserves the discretionary power not to implement the resolutions under 2.a. through 2.c. because of unforeseen circumstances or for other reasons, the Managing Board will not resolve to only implement certain but not all of the resolutions under 2.a. through 2.c.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Appendix I

UNOFFICIAL ENGLISH TRANSLATION
DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF
QIAGEN N.V.
(Part I)

On the [•] day of [•] two thousand and sixteen appears before me, [Professor Martin van Olffen], civil law notary in Amsterdam:
[•]

The person appearing declares that on [•] two thousand and sixteen the general meeting of shareholders of QIAGEN N.V., a public limited liability company, with seat in Venlo, the Netherlands, address at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and Trade Register number 12036979, resolved to amend the articles of association of this company and to authorize the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that [s]he amends the company's articles of association as follows:
Article 3 paragraph 1 shall read as follows:

3.1.
The authorised capital of the company amounts to [•] euro (EUR [•]), divided into four hundred and ten million (410,000,000) ordinary shares of [•] euro[cent] (EUR [•]) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

Finally the person appearing declares:

1.	the par value of each issued common share of one eurocent (EUR 0.01) is increased to [•] euro (EUR [•]) by and through the execution of this deed;

2.	as a consequence of the execution of this deed the issued and paid up share capital of the company amounts to [•] euro (EUR [•]); and

3.
the obligation to further pay up the shares, resulting from the increase of the par value of the common shares as mentioned under 1, shall be satisfied by charging the share premium reserve of the company.

A document in evidence of the resolutions, referred to in the head of this deed, is attached to this deed.
The original copy of this deed was executed in Amsterdam, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. The individual appearing before me confirmed having taken note of the deed's contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed at [•].

Appendix II

UNOFFICIAL ENGLISH TRANSLATION
DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF
QIAGEN N.V.
(Part II)

On the [•] day of [•] two thousand and sixteen appears before me, [Professor Martin van Olffen], civil law notary in Amsterdam:
[•]

The person appearing declares that on [•] two thousand and sixteen the general meeting of shareholders of QIAGEN N.V., a public limited liability company, with seat in Venlo, the Netherlands, address at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and Trade Register number 12036979, resolved to amend the articles of association of this company and to authorize the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that [s]he amends the company's articles of association as follows:
I. Article 3 paragraph 1 shall read as follows:

3.1.
The authorised capital of the company amounts to [•] euro (EUR [•]), divided into four hundred and ten million (410,000,000) ordinary shares of [•] euro[cent] (EUR [•]) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

II. Article 8 paragraph 2 shall read as follows:

8.2.	No share certificates shall be issued for shares.
III. Article 8 paragraphs 3 up to 8 inclusive shall be deleted.
IV. Article 9 including the heading shall read as follows:
Share certificates.
Article 9
Deleted.
V. Article 11 including the heading shall read as follows:
Fractional shares.
Article 11.

11.1.	Each ordinary share consists of [•]([•]) fractional shares. Each fractional share represents [•] ([•]) portion of the value of an ordinary share.

11.2.	Every fractional share shall be in registered form.

11.3.
Without prejudice to the other provisions of this article 11, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.

11.4.
The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5 and 6 of this article 11.

11.5.
A holder of one or more fractional shares may exercise the meeting and voting rights attaching to an ordinary share together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals [•] ([•]) or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

11.6.	Every holder of a fractional share is entitled to [•] ([•]) part of the (interim) dividend and any other distribution to which the holder of one ordinary share is entitled.

11.7.
In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him at least equals [•] ([•]), then each time [•] ([•]) fractional shares held by him shall by operation of law be consolidated into one (1) ordinary share; this shall be recorded in the shareholders’ register.

11.8.
On ore more shares held by the company in its own share capital, can be divided into [•] ([•]) fractional shares upon a resolution by the managing board. Fractional shares created in this way, will not be consolidated in accordance with article 11.7 as long as those fractional shares are held by the company, unless the managing board resolves to consolidate in accordance with article 11.7.

VI. Article 12 paragraph 1 shall read as follows:

12.1.
The transfer of title to shares or the transfer of title to or a termination of a right of usufruct on shares or the creation or release of a right of usufruct or of a right of pledge on shares shall be effected by way of a written instrument of transfer, and in accordance with the (further) provisions set forth in section 2:86, or, as the case may be, section 2:86c, Civil Code.

VII. Article 12 paragraphs 3 and 4 shall read as follows:

12.3.
Any requests made pursuant to and in accordance with the provisions of article 10 and this article 12 may be sent to the company at such address(es) as to be determined by the managing board, at all times including an address in the municipality or city where a stock exchange on which shares in the share capital of the company are listed has its principal place of business.

12.4.
The company is authorized to charge such amounts as may be determined by the managing board provided they do not exceed cost price, to persons who have made a request pursuant to and in accordance with the provisions of article 10 and this article 12.

VIII. Article 42 paragraph 1 shall read as follows:

42.1.	Distributions pursuant to article 40 or article 41 shall be payable as from a date to be determined by the supervisory board.
IX. Article 42 paragraph 3 shall read as follows:

42.3.	The supervisory board may determine the method of payment of cash distributions on shares.
X. Article 42 paragraph 4 shall be deleted
XI. Article 42 paragraphs 5,6,7,8 and 9 (old) shall be renumbered as paragraphs 4,5,6,7 and 8.
XII. Article 42 paragraph 5 (old) that is renumbered as paragraph 4 (new) shall read as follows:

42.4.
The person entitled to a distribution shall be the person in whose name the share is registered at the date to be determined for that purpose by the supervisory board in respect of each distribution, which date should be between the date of determination of distributions and the date of payment.

XIII. Article 42 paragraph 8 (old) that is renumbered as paragraph 7 (new) shall read as follows:

42.7	In case of a distribution in the form of shares in the share capital of the company pursuant to article 40, paragraph 8, such shares shall be recorded in the share register.
Finally the person appearing declares:

1.
by and at the time of execution of this deed the ordinary shares with a nominal value of [•] (EUR [•]) each held immediately prior thereto by a shareholder, are consolidated into such number of ordinary shares with a nominal value of [•] euro (EUR [•]) each, whereby the number of shares that will be held by each holder of common shares shall be found by multiplying the total number of ordinary shares held by the respective shareholder immediately prior to this amendment to the articles of association, by [•]/[•] ([•]/[•]), with the further provision that the numerator of a fraction resulting after such multiplication, of which fraction the denominator equals [•] ([•]), shall designate the number of fractional shares of an ordinary share, that the respective shareholder also holds as of this amendment to the articles of association in connection with the aforementioned consolidation of ordinary shares.

2.
the obligation to further pay up the ordinary shares for the amount of [•] euro (EUR [•]), resulting from the conversion as mentioned under 1, shall be satisfied by charging the [share premium reserve] of the company.

4.
as a result of this amendment of the articles of association, the issued share capital of the company amounts to [•] euro (EUR [•]), consisting of [•] ([•]) ordinary shares, [•] ([•]) ordinary shares and [•] ([•]) fractional shares.

A document in evidence of the resolutions, referred to in the head of this deed, is attached to this deed.
The original copy of this deed was executed in Amsterdam, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. The individual appearing before me confirmed having taken note of the deed's contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed at [•].

Appendix III

UNOFFICIAL ENGLISH TRANSLATION
DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF
QIAGEN N.V.
(Part III)

On the [•] day of [•] two thousand and sixteen appears before me, [Professor Martin van Olffen], civil law notary in Amsterdam:
[•]

The person appearing declares that on [•] two thousand and sixteen the general meeting of shareholders of QIAGEN N.V., a public limited liability company, with seat in Venlo, the Netherlands, address at Hulsterweg 82, 5912 PL Venlo, the Netherlands, and Trade Register number 12036979, resolved to amend the articles of association of this company and to authorize the person appearing to execute this deed.
Pursuant to those resolutions the person appearing declares that [s]he amends the company's articles of association as follows:
Article 3 paragraph 1 shall read as follows:

3.1.
The authorised capital of the company amounts to nine million euro (EUR 9,000,000.00), divided into four hundred and ten million (410,000,000) ordinary shares of one eurocent (EUR 0.01) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

Finally the person appearing declares:

1.	the par value of each issued ordinary share of [•] euro (EUR [•]) is decreased to one eurocent (EUR 0.01) by and through the execution of this deed;

2.	as a consequence of the execution of this deed the issued and paid up share capital of the company amounts to [•] (EUR [•]), consisting of [•] ([•]) ordinary shares and [•] ([•]) fractional shares;

3.	a part of the total amount by which the par value of the issued ordinary shares was decreased, shall be added to the share premium reserve of the company;

4.
the remainder of the total amount by which the par value of the issued ordinary shares was decreased, shall be repaid on such points in time as designated by the managing board to those persons who on the [•] day of [•], after processing of all settlements per this date - the "Registration Time" - are registered as holders of ordinary shares in a (sub)register designated by the managing board;

5.
[•]/[•] ([•]/[•]) of the amount referred to under 4., shall be repaid per fraction on the date or dates referred to under 4. to those persons who on the Registration Date are registered as holders of fractional shares in a (sub)register designated by the managing board;

6.	no interest shall be due by the company on the amount as mentioned under 3 and 4 for the period between the execution of this deed and the date or dates of repayment as mentioned under 4.
A document in evidence of the resolutions, referred to in the head of this deed, is attached to this deed.
The original copy of this deed was executed in Amsterdam, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. The individual appearing before me confirmed having taken note of the deed's contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed at [•].

Appendix IV - Triptych

PROPOSED AMENDMENT OF THE ARTICLES OF ASSOCIATION OF
QIAGEN N.V.
UNOFFICIAL TRANSLATION

Synthetic Share Repurchase

This document contains an explanation to the proposed amendments of the articles of association of Qiagen N.V. (the "Company"), in connection with the announced repayment of approximately USD 250 million to the holders of common shares in the Company (the "Shares"). A further explanation to these amendments is included in the proxy, which includes the agenda of the extraordinary general meeting of the Company, to be held on 26 October 2016 (the "EGM"), and the explanatory notes to the agenda (the "Proxy"). This Proxy is available at the Company's offices and on the Company's website (www.qiagen.com/about-us/investors).

The proposal to amend the articles of association of the Company can be summarized as follows:

1.
The first amendment of the articles of association ("Amendment I") provides for an increase of the par value of each Share to a par value that follows from the consolidation ratio that the Managing Board will determine as further explained in the Proxy.

2.
The second amendment of the articles of association ("Amendment II") provides for a consolidation of such number of Shares into the number of Shares that follows from the consolidation ratio that the Managing Board will determine as further explained in the Proxy.

3.
The third amendment of the articles of association ("Amendment III") provides for a decrease of the par value of each Share to EUR 0.01 (the current par value of the Shares) and (part of) the amount whereby the par value is decreased, (that part) being approximately USD 250 million will be repaid to the holders of Shares, all as further explained in the Proxy.

This triptych provides the following information:

a.
The first column of this document includes the articles of association of the Company as they read immediately prior to the execution of the relevant notarial deed of amendment of the articles of association: for Amendment I the current provisions of articles of association are stated, for Amendment II the provisions of the articles of association as proposed under Amendment I are stated and for Amendment III the provisions of the articles of association of Amendment III are stated.

b.	The second column states the proposed amendments to be implemented through the execution of the notarial deed of amendment of the articles of association concerned.

c.	The third column states the explanatory notes to the proposed amendments.

Because the three proposed amendments are to be effected subsequently, this document states for each relevant article the proposed amendments under Amendment I, Amendment II and Amendment III in that order.

The introductory and concluding statements included at the end of each amendment are no actual amendments to the articles of association, but form part of the deed of amendment of the articles of association concerned.

This document contains unofficial translations of the current articles of association of the Company and the proposed amendments thereto. As a matter of Dutch law, the Dutch text of the articles of association of the Company will prevail.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
Amendment I
Proposed amendments to article 3
3.1.The authorised capital of the Company amounts to nine million euro (EUR 9,000,000), divided into four hundred and ten million (410,000,000) ordinary shares of one eurocent (EUR 0.01) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

3.1.    The authorised capital of the company amounts to [•] euro (EUR [•]), divided into four hundred and ten million (410,000,000) ordinary shares of [•] euro[cent] (EUR [•]) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

It is proposed to increase the par value of the Shares, as a result of which the aggregate par value of the issued share capital and the authorised share capital will increase. The new par value of the Shares will depend on the value that follows from the consolidation ratio determined by the Managing Board by using a formula as set out in the Proxy.

Concluding statements Amendment I

Finally the person appearing declares:
1. the par value of each issued common share of one eurocent (EUR 0.01) is increased to [•] euro (EUR [•]) by and through the execution of this deed;
2. as a consequence of the execution of this deed the issued and paid up share capital of the company amounts to [•] euro (EUR [•]); and
3. the obligation to further pay up the shares, resulting from the increase of the par value of the common shares as mentioned under 1, shall be satisfied by charging the share premium reserve of the company.
Please see the explanation to the amendments of article 3.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
Amendment II
Proposed amendments to article 3
3.1.The authorised capital of the company amounts to [•] euro (EUR [•]), divided into four hundred and ten million (410,000,000) ordinary shares of [•] euro[cent] (EUR [•]) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

3.1.The authorised capital of the company amounts to [•] euro (EUR [•]), divided into four hundred and ten million (410,000,000) ordinary shares of [•] euro[cent] (EUR [•]) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

As a result of the consolidation of the Shares, the par value per Share and the aggregate authorised capital will increase, but the aggregate par value of the issued share capital will remain unchanged.
The consolidation ratio and the new
par value of the Shares will
will be determined by the Managing Board as further explained in the Proxy.

Proposed amendments to article 8
8.2. No share certificates shall be issued for preference shares and financing preference shares.
8.3.Ordinary shares shall be available at the discretion of the supervisory board:
(i) either in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles of association as type I shares; or
(ii) in the form of an entry in the share register with issue of a share certificate, which share certificate shall consist of a "mantel" (main part) only; shares of this type are referred to in these articles of association as type II shares.

8.2.No share certificates shall be issued for ~~preference shares and financing preference~~ shares.
~~8.3.Ordinary shares shall be available at the discretion of the supervisory board:~~
~~(i)either in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles of association as type I shares; or~~
~~(ii)in the form of an entry in the share register with issue of a share certificate, which share certificate shall consist of a "mantel" (main part) only; shares of this type are referred to in these articles of association as type II shares.~~

It is proposed that the Company can no longer issue share certificates for Shares. Existing Share certificates will no longer be valid. Provisions in the articles of association regarding Share Certificates will be deleted.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
8.4.Notwithstanding the competence of a shareholder to convert its ordinary shares of a certain type into ordinary shares of another type, the supervisory board can resolve that the registration in the register of type I shares can only be effected for a specific minimum number of ordinary shares, to be determined by the supervisory board.
8.5.At the discretion of the supervisory board, single or multiple share certificates shall be issued for type II shares. If a shareholder transfers one or more, but not all, of his ordinary shares represented by a multiple share certificate, the company shall upon his written request issue a share certificate for the remaining ordinary shares initially represented by such share certificate, provided the original share certificate has been delivered to the company simultaneously with such request.

~~8.4.Notwithstanding the competence of a shareholder to convert its ordinary shares of a certain type into ordinary shares of another type, the supervisory board can resolve that the registration in the register of type I shares can only be effected for a specific minimum number of ordinary shares, to be determined by the supervisory board.~~
~~8.5.At the discretion of the supervisory board, single or multiple share certificates shall be issued for type II shares. If a shareholder transfers one or more, but not all, of his ordinary shares represented by a multiple share certificate, the company shall upon his written request issue a share certificate for the remaining ordinary shares initially represented by such share certificate, provided the original share certificate has been delivered to the company simultaneously with such request.~~

8.6.On behalf of the company, all share certificates shall be signed by or on behalf of a managing director; the signature may be effected by printed facsimile. In addition all share certificates may be validly signed on behalf of the company by one or more persons designated by the managing board for that purpose.
8.7.All share certificates shall be identified by numbers and/or letters.
8.8.The supervisory board can determine that for the purpose to permit or facilitate trading of shares at a foreign stock exchange, share certificates shall be issued in such form as the supervisory board may determine, in order to comply with the requirements set by such foreign exchange.

~~8.6.On behalf of the company, all share certificates shall be signed by or on behalf of a managing director; the signature may be effected by printed facsimile. In addition all share certificates may be validly signed on behalf of the company by one or more persons designated by the managing board for that purpose.~~
~~8.7.All share certificates shall be identified by numbers and/or letters.~~
~~8.8.The supervisory board can determine that for the purpose to permit or facilitate trading of shares at a foreign stock exchange, share certificates shall be issued in such form as the supervisory board may determine, in order to comply with the requirements set by such foreign exchange.~~

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
Proposed amendments to article 9
Missing or damaged share certificates.
Article 9.
9.1.    Upon written request by or on behalf of a shareholder, missing or damaged share certificates may be replaced by new share certificates bearing the same numbers and/or letters, provided the shareholder who has made such request, or the person making such request on his behalf, provides satisfactory evidence of his title and, in so far as applicable, the loss of the share certificates to the supervisory board, and further subject to such conditions as the supervisory board may deem appropriate.

Share certificates.
Article 9.
Deleted.
~~9.1. Upon written request by or on behalf of a shareholder, missing or damaged share certificates may be replaced by new share certificates bearing the same numbers and/or letters, provided the shareholder who has made such request, or the person making such request on his behalf, provides satisfactory evidence of his title and, in so far as applicable, the loss of the share certificates to the supervisory board, and further subject to such conditions as the supervisory board may deem appropriate.~~

The text of article 9 will be replaced by "deleted".
9.2.    If, as and when the supervisory board deems such appropriate, the replacement of missing share certificates may be made subject to the publication of the request, also stating the numbers and/or letters of the missing share certificates, in at least three daily published newspapers to be designated by the supervisory board, which publication must be repeated twice at intervals of at least one month. In such case new share certificates may not be issued until six months have expired since the last publication, unless the original share certificates have been previously produced to the company.
9.3.    The issue of a new share certificate shall render the share certificates which it replaces invalid.

~~9.2.    If, as and when the supervisory board deems such appropriate, the replacement of missing share certificates may be made subject to the publication of the request, also stating the numbers and/or letters of the missing share certificates, in at least three daily published newspapers to be designated by the supervisory board, which publication must be repeated twice at intervals of at least one month. In such case new share certificates may not be issued until six months have expired since the last publication, unless the original share certificates have been previously produced to the company.~~
~~9.3.    The issue of a new share certificate shall render the share certificates which it replaces invalid.~~

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
Proposed amendments to article 11
Conversion of type I and type II shares.
Article 11.
11.1.Subject to the provisions of article 8, the holder of type I shares may, upon his written request, cause the company to convert such number of his type I shares into an identical number of type II shares as set forth in such request, against the simultaneous issuance of the corresponding share certificates.
11.2.Subject to the provisions of article 8, the holder of type II shares may upon his written request and against simultaneous delivery to the company of the share certificates issued for such type II shares, cause the company to convert such number of type II shares into an identical number of type I shares as set forth in such request.

Fractional shares.
Article 11.
~~11.1.Subject to the provisions of article 8, the holder of type I shares may, upon his written request, cause the company to convert such number of his type I shares into an identical number of type II shares as set forth in such request, against the simultaneous issuance of the corresponding share certificates.~~
~~11.2.Subject to the provisions of article 8, the holder of type II shares may upon his written request and against simultaneous delivery to the company of the share certificates issued for such type II shares, cause the company to convert such number of type II shares into an identical number of type I shares as set forth in such request.~~

As a result of the consolidation of the Shares, fractional shares will be created and this new article 11 specifies the rights attached to fractional shares.

The number of fractional shares into which 1 Share can be divided shall be found by multiplying the consolidation ratio determined by the Managing Board by using a formula as set out in the Proxy.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
11.3.Such request shall, if the managing board so requires, be made on a form to be obtained from the company free of charge.

~~11.3. Such request shall, if the managing board so requires, be made on a form to be obtained from the company free of charge.~~
11.1.Each ordinary share consists of [•]([•]) fractional shares. Each fractional share represents [•] ([•]) portion of the value of an ordinary share.
11.2.Every fractional share shall be in registered form.
11.3.Without prejudice to the other provisions of this article 11, the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in those provisions.
11.4.The provisions of these articles of association with respect to shares and shareholders shall apply accordingly to fractional shares and holders of fractional shares, to the extent not stipulated otherwise in paragraphs 5 and 6 of this article 11.
11.5.A holder of one or more fractional shares may exercise the meeting and voting rights attaching to an ordinary share together with one or more other holders of one or more fractional shares to the extent the total number of fractional shares held by such holders of fractional shares equals [•] ([•]) or a multiple thereof. These rights shall be exercised either by one of them who has been authorized to that effect by the others in writing, or by a proxy authorized to that effect by those holders of fractional shares in writing.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES

11.6.  Every holder of a fractional share is entitled to [•] ([•]) part of the (interim) dividend and any other distribution to which the holder of one ordinary share is entitled.
11.7.    In the event the holder of one or more fractional shares acquires such number of fractional shares that the total number of fractional shares held by him at least equals [•] ([•]), then each time [•] ([•]) fractional shares held by him shall by operation of law be consolidated into one (1) ordinary share; this shall be recorded in the shareholders’ register.
11.8.  On ore more shares held by the company in its own share capital, can be divided into [•] ([•]) fractional shares upon a resolution by the managing board. Fractional shares created in this way, will not be consolidated in accordance with article 11.7 as long as those fractional shares are held by the company, unless the managing board resolves to consolidate in accordance with article 11.7.

Proposed amendments to article 12
12.1.The transfer of title to shares or the transfer of title to or a termination of a right of usufruct on shares or the creation or release of a right of usufruct or of a right of pledge on shares shall be effected by way of a written instrument of transfer, and in accordance with the (further) provisions set forth in section 2:86, or, as the case may be, section 2:86c, Civil Code.
If it concerns a type II share, the corresponding share certificate must be delivered to the company. The company can only acknowledge the transfer of a type II share by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the managing board.

12.1. The transfer of title to shares or the transfer of title to or a termination of a right of usufruct on shares or the creation or release of a right of usufruct or of a right of pledge on shares shall be effected by way of a written instrument of transfer, and in accordance with the (further) provisions set forth in section 2:86, or, as the case may be, section 2:86c, Civil Code.
~~If it concerns a type II share, the corresponding share certificate must be delivered to the company. The company can only acknowledge the transfer of a type II share by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the managing board.~~

Because share certificates for Shares exist no longer, there are also no longer type I and type II shares. All references to share certificates for Shares, type I or type II shares, or deleted articles will be deleted.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
12.3.Any requests made pursuant to and in accordance with the provisions of articles 9, 10 and 11 and this article 12 may be sent to the company at such address(es) as to be determined by the managing board, at all times including an address in the municipality or city where a stock exchange on which shares in the share capital of the company are listed has its principal place of business.
12.4.The company is authorized to charge such amounts as may be determined by the managing board provided they do not exceed cost price, to persons who have made a request pursuant to and in accordance with the provisions of articles 9, 10 and 11 and this article 12.

12.3.Any requests made pursuant to and in accordance with the provisions of article~~s 9~~10 ~~and 11~~ and this article 12 may be sent to the company at such address(es) as to be determined by the managing board, at all times including an address in the municipality or city where a stock exchange on which shares in the share capital of the company are listed has its principal place of business.
12.4.The company is authorized to charge such amounts as may be determined by the managing board provided they do not exceed cost price, to persons who have made a request pursuant to and in accordance with the provisions of article~~s 9~~10 ~~and 11~~ and this article 12.

Proposed amendments to article 42
42.1.Distributions pursuant to article 40 or article 41 shall be payable as from a date to be determined by the supervisory board. The date of payment on type I shares may differ from the date of payment on type II shares.

42.1.Distributions pursuant to article 40 or article 41 shall be payable as from a date to be determined by the supervisory board. ~~The date of payment on type I shares may differ from the date of payment on type II shares.~~

As part of the proposal to no longer provide for share certificates, all references to share certificates for Shares, type I or type II shares, or cross-references to such provisions will be deleted.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
42.3.The supervisory board may determine the method of payment of cash distributions on shares, however as far as type II shares are concerned, with due observance of the provisions of paragraph 4.
42.4.Cash distributions in respect of type II shares shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of a country where the shares of the company are listed on a stock exchange, converted at the rate of exchange determined by the Dutch Central Bank at the close of business on a day to be determined for that purpose by the supervisory board. If and in so far as on the first day on which a distribution is payable, the company is unable to make any such payment, because of governmental action or other exceptional circumstances beyond its control, the supervisory board may instead in that event designate one or more addresses in the Netherlands where such payments shall be made. In such event the provisions of the first sentence of this paragraph shall no longer apply.
42.5.The person entitled to a distribution shall be the person in whose name the share is registered at the date to be determined for that purpose by the supervisory board in respect of each distribution for the different types of shares, which date should be between the date of determination of distributions and the date of payment.

42.3.The supervisory board may determine the method of payment of cash distributions on shares, ~~however as far as type II shares are concerned, with due observance of the provisions of paragraph 4~~.
~~42.4.Cash distributions in respect of type II shares shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of a country where the shares of the company are listed on a stock exchange, converted at the rate of exchange determined by the Dutch Central Bank at the close of business on a day to be determined for that purpose by the supervisory board. If and in so far as on the first day on which a distribution is payable, the company is unable to make any such payment, because of governmental action or other exceptional circumstances beyond its control, the supervisory board may instead in that event designate one or more addresses in the Netherlands where such payments shall be made. In such event the provisions of the first sentence of this paragraph shall no longer apply.~~
42.4.The person entitled to a distribution shall be the person in whose name the share is registered at the date to be determined for that purpose by the supervisory board in respect of each distribution ~~for the different types of shares~~, which date should be between the date of determination of distributions and the date of payment.
42.5.Notice of distributions and of the dates and addresses referred to in the preceding paragraphs of this article shall in any event be published in the Netherlands, in a daily newspaper and further in such manner as the supervisory board may deem desirable.

42.6.Notice of distributions and of the dates and addresses referred to in the preceding paragraphs of this article shall in any event be published in the Netherlands, in a daily newspaper and further in such manner as the supervisory board may deem desirable.
42.7.Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to the company.
42.8.In case of a distribution in the form of shares in the share capital of the company pursuant to article 40, paragraph 9, such shares shall be recorded in the share register, however, with respect to the holder of type II shares, in so far as he accepts these shares. Each holder of type II shares shall be provided with one or more share certificates with respect to the type II shares to which he is entitled and recorded in the share register.
42.9.The provisions of paragraph 5 shall apply equally in respect of distributions - including pre-emptive subscription rights in the event of a share issue - made otherwise than pursuant to article 40 or article 41, provided that in addition thereto in the "Staatscourant" (Dutch Official Gazette) shall be announced the issue of shares with a pre-emptive subscription right and the period within which such right can be exercised.
Such pre-emptive subscription right can be exercised during at least two weeks after the day of notice in the "Staatscourant" (Dutch Official Gazette).

42.6.Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to the company.
42.7.In case of a distribution in the form of shares in the share capital of the company pursuant to article 40, paragraph 8, such shares shall be recorded in the share register~~, however, with respect to the holder of type II shares, in so far as he accepts these shares. Each holder of type II shares shall be provided with one or more share certificates with respect to the type II shares to which he is entitled and recorded in the share register.~~
42.8.The provisions of paragraph 5 shall apply equally in respect of distributions - including pre-emptive subscription rights in the event of a share issue - made otherwise than pursuant to article 40 or article 41, provided that in addition thereto in the "Staatscourant" (Dutch Official Gazette) shall be announced the issue of shares with a pre-emptive subscription right and the period within which such right can be exercised.
Such pre-emptive subscription right can be exercised during at least two weeks after the day of notice in the "Staatscourant" (Dutch Official Gazette).

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
Concluding statements Amendment II

Finally the person appearing declares:
1.    by and at the time of execution of this deed the ordinary shares with a nominal value of [•] (EUR [•]) each held immediately prior thereto by a shareholder, are consolidated into such number of ordinary shares with a nominal value of [•] euro (EUR [•]) each, whereby the number of shares that will be held by each holder of common shares shall be found by multiplying the total number of ordinary shares held by the respective shareholder immediately prior to this amendment to the articles of association, by [•]/[•] ([•]/[•]), with the further provision that the numerator of a fraction resulting after such multiplication, of which fraction the denominator equals [•] ([•]), shall designate the number of fractional shares of an ordinary share, that the respective shareholder also holds as of this amendment to the articles of association in connection with the aforementioned consolidation of ordinary shares.
2.    the obligation to further pay up the ordinary shares for the amount of [•] euro (EUR [•]), resulting from the conversion as mentioned under 1, shall be satisfied by charging the [share premium reserve] of the company.
4.    as a result of this amendment of the articles of association, the issued share capital of the company amounts to [•] euro (EUR [•]), consisting of [•] ([•]) ordinary shares, [•] ([•]) ordinary shares and [•] ([•]) fractional shares.

Please see the explanation to article 3.1.

ARTICLES OF ASSOCIATION BEFORE THE AMENDMENT CONCERNED	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	EXPLANATORY NOTES
Amendment III
Proposed amendments to article 3
3.1.The authorised capital of the company amounts to [•] euro (EUR [•]), divided into four hundred and ten million (410,000,000) ordinary shares of [•] euro[cent] (EUR [•]) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.

3.1.The authorised capital of the company amounts to nine million euro (EUR 9,000,000), divided into four hundred and ten million (410,000,000) ordinary shares of one eurocent (EUR 0.01) each, forty million (40,000,000) financing preference shares of one eurocent (EUR 0.01) each and four hundred and fifty million (450,000,000) preference shares of one eurocent (EUR 0.01) each.
By means of this amendment, the par value of each Share will be decreased to EUR 0.01 and the total par value of the Shares and the authorised capital will decrease.
Concluding statements Amendment III

Finally the person appearing declares:
1.    the par value of each issued ordinary share of [•] euro (EUR [•]) is decreased to one eurocent (EUR 0.01) by and through the execution of this deed;
2.    as a consequence of the execution of this deed the issued and paid up share capital of the company amounts to [•] (EUR [•]), consisting of [•] ([•]) ordinary shares and [•] ([•]) fractional shares;
3.    a part of the total amount by which the par value of the issued ordinary shares was decreased, shall be added to the share premium reserve of the company;

(Part of) The amount whereby the par value is decreased, (that part) being approximately USD 250 million will be repaid to the holders of Shares as further explained in the Proxy

4.    the remainder of the total amount by which the par value of the issued ordinary shares was decreased, shall be repaid on such points in time as designated by the managing board to those persons who on the [•] day of [•], after processing of all settlements per this date - the "Registration Time" - are registered as holders of ordinary shares in a (sub)register designated by the managing board;
5.    [•]/[•] ([•]/[•]) of the amount referred to under 4., shall be repaid per fraction on the date or dates referred to under 4. to those persons who on the Registration Date are registered as holders of fractional shares in a (sub)register designated by the managing board;
6.    no interest shall be due by the company on the amount as mentioned under 3 and 4 for the period between the execution of this deed and the date or dates of repayment as mentioned under 4.